FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 09 May 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday 9 May 2018, LSE

Simon Dingemans, Chief Financial Officer, to retire from GSK

GlaxoSmithKline plc (LSE/NYSE: GSK) today announces that Simon Dingemans, Chief Financial Officer (CFO), GSK, has informed the Board of his intention to retire from the Company and to step down from the Board in May 2019.

The Board will now conduct a thorough global search both internally and externally to identify a successor.

Mr Dingemans joined GSK in 2011 and as a member of the Board and Corporate Executive Team (CET) has been closely involved in developing and delivering the strategy of the Company and driving its operational performance. As CFO, Mr Dingemans has led Finance and a number of other Group functions, including Technology and IT, Real Estate and Procurement.

Emma Walmsley, Chief Executive Officer, GSK, said: "Since joining GSK, Simon has played a very significant role in shaping the Company. He has taken a consistent and sustained approach to support investment and improve operational efficiencies in all 3 of our global businesses. I am particularly grateful for his support and partnership since I took on the role of CEO and his counsel to me as we defined our new strategy. I want to take this opportunity to thank him for all he's done for GSK."

Simon Dingemans, Chief Financial Officer, GSK, said: "It has been a privilege to be part of GSK and to have had the opportunity as CFO to lead many key initiatives to drive the Company forward and make it fitter for the future. With the new strategy set, we have established strong foundations to deliver improved business and financial performance and I believe now is the right time for me to take this decision."

Philip Hampton, Chairman, GSK, said: "On behalf of the Board I would like to thank Simon for the contribution he has made at GSK over the last seven years. He has been a valued member of the Board and has provided strong support and counsel to two CEOs, including Emma during her first year in role."

Notes:

Remuneration

Mr Dingemans is a voluntary leaver and therefore will not receive any severance payment when he leaves the Company.

He will continue to receive his base salary until he leaves GSK. He will also be eligible to receive a bonus for 2018 based on a combination of business and individual performance. Consistent with the Company's remuneration policy and relevant long-term incentive (LTI) plan rules approved by shareholders, as a voluntary leaver he will not receive any bonus for the portion of 2019 for which he is employed by GSK and any Performance Share Plan and Deferred Annual Bonus Plan matching awards which have not already vested prior to his departure will lapse when he leaves. In addition, he will not be eligible to receive any further LTI awards between now and when he leaves GSK.

GSK - a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

GSK cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2017.

Registered in England & Wales: No. 3888792 Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 09, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc